                     Filed By:              MountainBank Financial Corporation

                     Subject Company:       CNB Holdings, Inc.

                     Commission File No.    333-100491

                     Date:                  May 15, 2003

     Pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

     The following is the text of a joint press release issued by MountainBank Financial Corporation and CNB Holdings, Inc. on May 15, 2003.

                                  News Release

Date:               Thursday, May 15, 2003

Contact:            J. W. Davis, President and CEO
                    MountainBank Financial Corporation  (828) 693-7376

                    Hiawatha Nicely, Chairman, President and CEO
                    CNB Holdings, Inc. (540) 994-0831

Release Date:       For Immediate Release

      CNB HOLDINGS, INC./MOUNTAINBANK FINANCIAL CORPORATION MERGER DELAYED

PULASKI, VA. and HENDERSONVILLE, N.C./May 15/PR Newswire/- In a joint press release CNB Holdings, Inc. (OTCBB: CNBY) and MountainBank Financial Corporation (Nasdaq: MBFC) announced today that the closing of the acquisition of CNB Holdings, Inc. by MountainBank Financial Corporation has been delayed as a result of yesterday's announcement of the acquisition of MountainBank Financial Corporation by The South Financial Group (Nasdaq: TSFG). Closing of the merger is expected to be rescheduled after an assessment of any additional regulatory filings or other steps necessitated by the newly announced transaction. Additional information for CNB's shareholders will be disseminated when available.

CNB Holdings, Inc., headquartered in Pulaski, Virginia, has approximately $61 million in assets. It is the bank holding company for Community National Bank, which operates two banking offices in Pulaski, Virginia.

MountainBank Financial Corporation, parent company of MountainBank headquartered in Hendersonville, N.C., has approximately $850 million in assets and currently operates 17 banking offices in nine western North Carolina counties and a mortgage subsidiary headquartered in Greenwood, South Carolina.

                        --------------------------------

This joint press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding MountainBank Financial Corporation ("MFC"), CNB Holdings, Inc. ("CNB") and their proposed merger. Those statements include, but are not limited to: (1) statements about the benefits of the proposed merger (including future financial and operating results, cost savings, and enhanced revenues), (2) statements regarding MFC's and CNB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects," "would be," and similar expressions. These statements are based upon the current beliefs and expectations of MFC's and CNB's management and they are subject to significant risks and uncertainties. Actual or future results or events may differ from those set forth in the forward-looking statements.

SOURCE: CNB Holdings, Inc. and  MountainBank Financial Corporation

                              +++End of Release+++

     MFC has filed a registration statement on Form S-4, a prospectus (which is combined with CNB's proxy statement) and other related documents with the SEC relating to the proposed merger. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS FILED OR TO BE FILED BY MFC OR CNB, AND ANY OTHER FILINGS CONTAINING INFORMATION ABOUT CNB OR MFC, CONTAIN IMPORTANT INFORMATION, AND CNB'S STOCKHOLDERS ARE URGED TO READ THOSE DOCUMENTS. A COPY OF THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY MFC OR CNB, MAY BE OBTAINED WITHOUT CHARGE AT THE SEC'S INTERNET SITE (http://www.sec.gov). IN ADDITION, YOU MAY OBTAIN COPIES OF THE PROXY STATEMENT/PROSPECTUS, ANY SEC FILINGS THAT ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC BY MFC, WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE PRESIDENT, MOUNTAINBANK FINANCIAL CORPORATION, 201 WREN DRIVE, HENDERSONVILLE, N.C. 28792, TELEPHONE (828) 693-7376. YOU MAY OBTAIN COPIES OF ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC BY CNB, WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE PRESIDENT, CNB HOLDINGS, INC., 901 MEMORIAL DRIVE, PULASKI, VIRGINIA 24301, TELEPHONE (540) 994-0831.

     MFC, CNB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of CNB. INFORMATION ABOUT MFC'S AND CNB'S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF MFC'S AND CNB'S CAPITAL STOCK IS CONTAINED IN THE PROXY STATEMENT/PROSPECTUS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PARTICIPANTS IN THE PROPOSED MERGER MAY BE OBTAINED BY READING THE PROXY STATEMENT/PROSPECTUS.